UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For March 4, 2026

Commission File Number: 001-42565

BELIVE HOLDINGS

(Translation of registrant’s name into English)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Press Release

On March 4, 2026, COL Group International, a publicly listed Chinese media and entertainment company with more than two decades of experience in content development, production, and intellectual property management, issued a press release announcing it had partnered with BeLive Holdings to launch the world’s first fully integrated “Microdrama in a Box” solution at the Hong Kong International Film & TV Market.

Exhibits

99.1	Press Release dated March 2026 by COL Group International announcing the partnership with BeLive Holdings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2026	BELIVE HOLDINGS

/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan
Chief Executive Officer, Chairman and Director